UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 22, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

XTL Biopharmaceuticals Limited

File No. 000-51310 - CF#23472

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XTL Biopharmaceuticals Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 6, 2009.

Based on representations by XTL Biopharmaceuticals Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.37	through March 27, 2018
Exhibit 10.43	through September 30, 2009
Exhibit 10.44	through April 7, 2019
Exhibit 10.45	through April 7, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel